UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 5, 2023, Metals Acquisition Limited (the “Company”) issued a press release announcing the that Mr. Neville Power resigned as Chair of the Board of Directors of the Company (the “Board”) to pursue other opportunities, effective immediately. Mr. Power’s decision to resign from the Board was not due to any disagreement with the Company, its management or the Board on any matter relating to the Company’s operations, policies or practices. The Company thanks Mr. Power for his contributions over the past two years in supporting the Company and wishes him well in his future endeavors.

The Board has elected Ms. Patrice Merrin to the role of Chair of the Board, effective immediately. Ms. Merrin chaired the predecessor company, Metals Acquisition Corporation, from its founding until August 2022, when she stepped out of that role as the Company pursued the acquisition of the Cobar Mine owned by Glencore Plc on which board she served from June 2014 until May 2023. She is also a former Chair of Detour Gold and former independent director of Stillwater Mining and Arconic Inc. amongst others.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	Press Release of New MAC dated September 5, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: September 5, 2023